Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AMC Entertainment Holdings, Inc.:

We consent to the use of our report dated February 27, 2020, with respect to the consolidated balance sheet of AMC Entertainment Holdings, Inc. and subsidiaries as of December 31, 2019, the related consolidated statements of operations, comprehensive loss, cash flows, and stockholders’ equity for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Kansas City, Missouri

April 27, 2021